China Yuchai International Launches Four New
National V Compliant Engines

Singapore, Singapore – February 1, 2016 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has launched four new engines compliant with National V emission standards covering the light-, medium and heavy-duty and new energy engine segments. These new engines were unveiled at GYMCL’s Sales & Marketing Conference held in Kunshan, Jiangsu Province on January 21, 2016.

The first new engine is YC4Y22-50, a light-duty diesel engine designed by AVL List Gmbh, the renowned Austrian powertrain development company, and engineered by GYMCL. This engine has a displacement volume of 2.17 litres, 120-150 horsepower, and maximum torque of 360 Nm. Its power, fuel economy and low emissions make it ideal for use in pickup trucks and small buses.

The next is the YC6K13-50 heavy-duty diesel engine, which has the highest horsepower and torque in its product category in the domestic truck market. This new engine was built with improved piston stroke and reinforced components based on the YC6K12 engine series. With an increased displacement volume from 12.15 litres to 12.94 litres, 490-580 horsepower and maximum torque of 2,550 Nm, this engine is ideal for use in trucks that require high displacement and high horsepower.

GYMCL also launched the YC6JN-60 natural gas engine, which is the latest upgrade of its YC6J natural gas engine series. With a minimum natural gas consumption of 197g/(kW.h), this engine is even compliant with Euro VI emission standards. These engines are ideal for use in regular and hybrid public transportation buses, highway and tour buses, and various municipal vehicles.

The final engine that was launched was the National V compliant hybrid engine for buses to meet China’s increasingly stringent requirements on energy efficiency and environmental protection.

Weng Ming Hoh, President of China Yuchai, commented, “Lowering carbon emissions is a key goal of the environmental policy of China’s 13th Five-Year Plan. GYMCL continues to remain at the forefront of addressing emissions reduction through our advanced engine technology and research and development efforts. Our new National V compliant engines will directly result in lower emissions from trucks, buses and municipal vehicles on the road.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Shiwei Yin
Grayling
Tel: +1-646-284-9474
Email: cyd@grayling.com